Exhibit 99.1

GENFIT: May 25, 2022 Combined Shareholders Meeting results

•	Quorum of 25.16% on first convening; allowing approval of all the resolutions submitted by the Board of Directors

Lille, France; Cambridge, MA; May 25, 2022 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases, today announced the results of the Combined Shareholders Meeting which took place on May 25, 2022. The quorum on first convening amounted to 25.16% and shareholders approved all of the resolutions submitted by the Board of Directors.

Jean-François Mouney, Chairman of GENFIT’s Board of Directors, commented: “I would like to thank all of our shareholders who participated in this Combined Shareholders Meeting. Your support will allow us to accelerate our pace of development in therapeutic areas with a high potential and in which we have positioned ourselves. I would also like to take this opportunitiy to welcome Steven Hildemann, Executive Vice President and Chief Medical Officer at Ipsen to the Board of Directors. This appointment is in keeping with the long-term strategic partnership agreement signed with Ipsen at the end of 2021. Steven’s experience and expertise in the pharmaceutical industry will be a valuable asset for GENFIT as they will complement those of the board’s current members.”

Dr. Steven Hildemann, MD., PhD, has been serving as Executive Vice President, Chief Medical Officer, Head of Global Medical Affairs and Pharmacovigilance at Ipsen since March 1, 2020. With over 20 years of service in the pharmaceutical industry and 10 years as a physician-scientist in academic medicine, he has been leading, since his appointment in this role, Ipsen activities related to global medical affairs, pharmacovigilance, and patient relations. As a member of the Executive Leadership team, he actively contributes to the overall management and strategic leadership of Ipsen.

The voting results, resolution by resolution, are available in the Investors & Media section of the Company’s website (https://ir.genfit.com/financial-information/shareholders-meeting).

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics. In its cholestatic diseases franchise, ELATIVE™, a Phase 3 global trial evaluating elafibranor1 in patients with Primary Biliary Cholangitis (PBC) is well underway following a successful Phase 2 clinical trial. Topline data is expected to be announced in the second quarter 2023. In 2021, GENFIT signed an exclusive licensing agreement with IPSEN to develop, manufacture and commercialize elafibranor in PBC and other indications. 2 GENFIT is also developing GNS5611 in cholangiocarcinoma following the acquisition of exclusive rights in this indication from Genoscience Pharma in 20213. In ACLF, a Phase 1 clinical program with nitazoxanide has been initiated with data expected as early as the third quarter 2022. As part of its diagnostic solutions franchise, the Company entered into an agreement with Labcorp in 2021 to commercialize NASHnext®, powered by GENFIT’s proprietary diagnostic technology NIS4® in identifying at-risk NASH.

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to our expected timeline for data readouts including for topline data results for ELATIVE™. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on 29 April 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

1 Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority

2 With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor

3 Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com